UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934



                           Continental Bancorporation
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                                (Name of Issuer)


                      Common Stock Par Value $.01 per share
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                         (Title of Class of Securities)

                                    211033105
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                                 (CUSIP Number)

 Scott T. Page, Senior Executive Vice President, Collective Bancorp, Inc., 716 West White House Pike, Cologne, New Jersey 08213; Mailing Address: P.O. Box 316,
                          Egg Harbor, New Jersey 08915
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  May 21, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement.|X|(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (12-91)

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Page   2   of   5   Pages
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CUSIP No. 211033105

                                       SCHEDULE 13D




- --------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Collective Bancorp, Inc.
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |_|
                                                                        (b) |_|

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   3   SEC USE ONLY


- --------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

             WC
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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                  [   ]
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   6   CITIZENSHIP OR PLACE OF ORGANIZATION
             State of Delaware
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                       7   SOLE VOTING POWER
      NUMBER OF                  956,704
       SHARES
             -------------------------------------------------------------------
                       8   SHARED VOTING POWER
             -------------------------------------------------------------------
                       9   SOLE DISPOSITIVE POWER
                                 956,704
             -------------------------------------------------------------------
                       10  SHARED DISPOSITIVE POWER
- --------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             956,704
- --------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
              |_|
- --------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
             19.9%
- --------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
             CO
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



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Item 1. Security and Issuer:

      The class of equity security to which this statement relates is the Common Stock, $2.00 par value (the "CB Common Stock"), of Continental Bancorporation, a New Jersey corporation. ("Continental"). The principal executive offices of Continental are located at 1345 Chews Landing Road, Laurel Springs, New Jersey 08021-2792.

Item 2. Identity and Background:

      The person filing this statement is Collective Bancorp, Inc., a corporation organized under the laws of the State of Delaware ("Collective"). The address of Collective's principal business and its principal office is 716 West White House Pike, Cologne, New Jersey 08213. Collective is a savings and loan holding company registered under the Home Owners' Loan Act, as amended, and through its various subsidiaries, provides a variety of financial services and products to individuals, businesses and others. Schedule 1 to this statement sets forth certain information with respect to the directors and executive officers of Collective.

      During the past five years, neither Collective nor, to the knowledge of Collective, any director or executive officer of Collective, (i) has been convicted in a criminal proceeding or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding a violation with respect to such laws.

Item 3.        Source and Amount of Funds and Other Consideration:

      The source of funds for any exercise of the Option (as defined in Item 4) would be provided from Collective's working capital. If Collective exercised the Option in full, the exercise price would be approximately $3.8 million.

Item 4.        Purpose of Transaction:

      On May 21, 1996, Collective, Continental and CBAC Corp. ("CBAC"), a wholly owned subsidiary of Collective formed for the purpose of facilitating the transaction described below, entered into a definitive Agreement and Plan of Merger (the "Merger Agreement"). Under the Merger Agreement, CBAC will merge with and into Continental, shareholders of Continental will receive $5.00 per share of CB Common Stock outstanding (including outstanding stock options) and Continental will become a wholly owned subsidiary of Collective. Consummation of the transactions contemplated by the Merger Agreement is subject to approval by the shareholders of Continental and to receipt of all required regulatory approvals. A copy of the Merger Agreement is filed as an exhibit to this statement and is incorporated herein by reference.

      In connection with the Merger Agreement, Continental and Collective entered into a Stock Option Agreement, dated May 21, 1996, (the "Option Agreement") pursuant to which Continental granted to Collective an option (the "Option") to acquire up to 956,704 shares of CB Common Stock at an exercise price of $4.00 per share. The option is exercisable only upon the occurrence of certain events, as set forth in Section 2 of the Option Agreement.


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      Page 4 of 5 Pages
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Collective  may cause  Continental  to repurchase  the Option (and any shares in respect of which it has been exercised) under certain circumstances, as described in Section 7 of the Option Agreement. Reference is hereby made to the Option Agreement filed as an exhibit to this statement for a complete description of the terms and conditions of the Option.

      The purpose of the Option Agreement is to increase the likelihood that the Merger will be completed as contemplated by the Merger Agreement.

Item 5.        Interest in Securities of the Issuer.

      As a result of the Option Agreement, Collective may, pursuant to Rule 13d-3(d)(i) under the Securities Exchange Act of 1934, be deemed to own beneficially up to 956,704 shares of CB Common Stock, which is 19.9% of the outstanding Common Stock as of May 21, 1996, or 16.6% of the outstanding CB Common Stock as of May 21, 1996, after giving effect to the full exercise of the Option. If the Option were to be exercised, Collective would have sole voting power and, subject to the Option Agreement, sole dispositive power, with respect to the shares of CB Common Stock acquired upon exercise.

      Neither Collective nor, to the knowledge of Collective, any of its directors or executive officer, have effected transactions in shares of CB Common Stock during the past 60 days.

Item 6Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer:

      Except as set forth above, neither Collective nor to the knowledge of Collective, any of its directors or executive officers, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Continental including but not limited to, transfer or voting of any securities of Continental, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.        Material to be Filed as Exhibits:

      7.1 Stock Option Agreement, dated May 21, 1996,between Continental Bancorporation and Collective Bancorp, Inc.

      7.2 Agreement and Plan of Merger, dated as of May 21, 1996, among Collective Bancorp, Inc. Continental Bancorporation and CBAC Corp.



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      Page 5 of 5 Pages
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      Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          COLLECTIVE BANCORP, INC.



Date: June 12, 1996                        By:   /s/EDWARD J. MCCOLGAN
                                                Edward J. McColgan
                                                Vice Chairman, Chief
                                                Financial Officer


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SCHEDULE 1 TO SCHEDULE 13D

Directors and Executive Officers of Collective Bancorp, Inc.

     The names, business addresses and present principal occupations or employments of the directors and executive officers of Collective Bancorp, Inc., are set forth below. In each case, the directors's or executive officer's mailing address is Collective Bancorp, Inc., P.O. Box 316, Egg Harbor, New Jersey 08215. Unless otherwise indicated, (i) each occupation set forth opposite an individual's name refers to Collective Bancorp, Inc., and (ii) each individual is a citizen of the United States.


Name                          Present Principal Occupation or Employment

Wesley J. Bahr                Retired, former Chairman, First Federal Savings
                              and Loan Association of New York. Chairman and Chief Executive Officer.

George W. French              Retired, former President, French Lumber Co.,
                              Inc.

Thomas H. Hamilton            Chairman and Chief Executive Officer

Miles Lerman                  President, Miles Lerman Enterprises, a real estate
                              development firm.

David S. MacAllaster          President, MacAllaster, Pitfield & Mackay, Inc.,
                              securities brokerage firm.

Edward J. McColgan            Vice Chairman, Chief Financial Officer.

William R. Miller             Retired former Senior Vice President
                              Manufacturing, Lennox China, Inc.

Robert F. Mutschler, Jr.      Manufacturing Consultant, former Vice President,
                              Ocean Yacht II, a boat building company

Herman O. Wunsch              President, Atlantic Maintenance, Inc.

Executive Officers Who Are Not Directors

Name                          Position with Collective Bancorp, Inc.

Scott T. Page                 Senior Executive Vice President, Secretary

Bernard H. Berkman            Executive Vice President

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